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Exhibit 12.1

Dollar General Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges, Combined Fixed Charges and Preferred Stock Dividends(1)

	Fiscal Year Ended
	February 3, 2017(2)	January 29, 2016	January 30, 2015	January 31, 2014	February 1, 2013
Earnings(3):
Income before income taxes	$1,965.6	$1,853.0	$1,680.9	$1,628.3	$1,497.4
Fixed Charges, exclusive of capitalized interest	593.0	527.9	489.3	436.8	409.1

	$2,558.6	$2,380.9	$2,170.2	$2,065.1	$1,906.5

Fixed Charges(3):
Interest charged to expense	$98.0	$87.0	$88.3	$89.0	$127.9
Interest factor on rental expense(4)	495.0	440.9	401.0	347.8	281.2

	593.0	527.9	489.3	436.8	409.1
Interest capitalized	1.4	1.4	0.2	1.2	0.6

	$594.4	$529.3	$489.5	$438.0	$409.7

Ratio of earnings to fixed charges	4.3x	4.5x	4.4x	4.7x	4.7x

(1)
During the periods indicated, we had no outstanding shares of preferred stock. Accordingly, our historical ratio of earnings to fixed charges, combined fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges in all periods.

(2)
The fiscal year ended February 3, 2017 was comprised of 53 weeks.

(3)
For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of income (loss) before income taxes, plus fixed charges less capitalized expenses related to indebtedness (amortization expense for capitalized interest is not significant) and (b) fixed charges consist of interest expense (whether expensed or capitalized), the amortization of debt issuance costs and discounts related to indebtedness, and the interest portion of rent expense.

(4)
The portion of rent expense representative of interest is based on the present value of the future lease payments discounted at 10%.

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  Exhibit 12.1
Dollar General Corporation and Subsidiaries Ratio of Earnings to Fixed Charges, Combined Fixed Charges and Preferred Stock Dividends(1)